FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

April 23, 2002

Technip-Coflexip
(Translation of Registrant's Name Into English)

170 place Henri-Régnault
92973 Paris La Défense 6
France
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

Enclosure: A press release dated April 22, 2002, announcing the award of a contract for a giant ammonia/urea complex in Oman.

TECHNIP-COFLEXIP

Paris-La Défense, 22 April 2002

PRESS RELEASE

CONTRACT AWARD FOR GIANT AMMONIA/UREA COMPLEX IN OMAN

Technip-Coflexip (NYSE: TKP and Euronext: 13170), in a 50/50 joint venture with Snamprogetti, has just signed, with Oman-India Fertilizer Company (OMIFCO), a lump sum turnkey contract worth about US $770 million for the design and construction of a fertilizer complex in Oman.

This complex will be erected at Sur, 150 km south of Mascate. It will consist of two 1,750 ton-per-day ammonia plants using the Haldor Topsoe (a Snamprogetti affiliate) technology as well as two 2,350 ton-per-day urea plants using Snamprogetti's technology and two granulation units. The complex also includes associated utilities, offsites and marine works. It will be the world's largest grass-roots fertilizer complex.

Under the terms of this contract, Technip-Coflexip and Snamprogetti will supply engineering design, equipment and materials, construction management, start-up supervision as well as training of the client's personnel.

Works will be completed within 35 months from the coming into force of the contract. Financing of the project is currently being finalized which will enable the project to soon get under way.

OMIFCO's shareholders are Oman Oil Company (50%), the Indian companies KRIBHCO (25%) and IFFCO (25%).

This major project will contribute to the valorization of the Sultanate of Oman's vast gas resources and will assure export of the total urea production to India, thus strengthening commercial relationships between the two countries.

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With a workforce of about 18,000 and annual revenues of about 5 billion euros, TECHNIP-COFLEXIP ranks among the top five in the field of oil and petrochemical engineering, construction and services. Headquartered in Paris, the Group is listed in New York (NYSE: TKP) and in Paris (EURONEXT: 13170). The main engineering and business centers of Technip-Coflexip are located in France, Italy, Germany, the UK, Norway, Finland, the Netherlands, the United States, Brazil, Abu-Dhabi, China, India, Malaysia and Australia. The Group has high-quality industrial and construction facilities in France, Brazil, the UK, the USA, and Finland as well as a world class fleet of offshore construction vessels.

TECHNIP-COFLEXIP's website is accessible at: http://www.technip-coflexip.com

Statements in this news release other than historical financial information are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as capital expenditures in the oil and gas industry, the timing of development of offshore energy resources, materialization of construction risks, the strength of competition, interest rate movements and stability in developing countries.

For further information contact:

Sylvie Hallemans
Press Relations
TECHNIP-COFLEXIP
Tel. +33 (0) 1 47 78 34 85
Fax +33 (0) 1 47 78 24 33
E-mail: shallemans@technip-coflexip.com

Miranda Weeks
Investor Relations Officer
TECHNIP-COFLEXIP
Tel. +33 (0) 1 55 91 88 27
Fax +33 (0) 1 55 91 87 11
E-mail: mweeks@technip-coflexip.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Technip-Coflexip has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2002

TECHNIP-COFLEXIP

By: ____________

Name: Patrick Picard

Title: Corporate Secretary

PADOCS01/207441.1